UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-207361-01

CSAIL 2016-C5 Commercial Mortgage Trust

(Exact name of issuing entity as specified in its charter)

Credit Suisse Commercial Mortgage Securities Corp.

(Exact name of depositor as specified in its charter)

11 Madison Avenue, 4th Floor

New York, New York 10010

(212) 325-2000

(Address, including zip code, and telephone number, of principal executive offices of the issuing entity)

Class A-1

Class A-2

Class A-3

Class A-4

Class A-5

Class A-SB

Class X-A

Class X-B

Class A-S
Class B

Class C

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)         / /

Rule 12g-4(a)(2)         / /

Rule 12h-3(b)(1)(i)      / /

Rule 12h-3(b)(1)(ii)     / /

Rule 15d-6                 / /

Rule 15d-22(b)       /x/

Approximate number of holders of record as of the certification or notice date:

        0 Holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Credit Suisse Commercial Mortgage Securities Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  October 5, 2026

By: /s/ Dmitriy Kogan

Dmitriy Kogan, Authorized Signatory

Date:  October 5, 2026

By: /s/ Russell Moy

Russell Moy, Authorized Signatory